UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Directorate Change dated 25 November 2024

Directorate Change: Rentokil Initial plc appoints Paul Edgecliffe-Johnson as new Chief Financial Officer. Current CFO Stuart Ingall-Tombs to retire.

Rentokil Initial plc (FTSE: RTO, "the Company") today announces that Paul Edgecliffe-Johnson will join the Board as Chief Financial Officer on 1 January 2025, succeeding Stuart Ingall-Tombs, who is retiring and will step down from the Board on 31 December 2024 after 17 years with the Company, most recently as Chief Financial Officer for 4 years.

Paul Edgecliffe-Johnson brings 25 years' experience in finance and international businesses, having most recently been CFO and a member of the Board at Flutter Entertainment PLC. Prior to that he was CFO, Group Head of Strategy, and member of the Board and Executive Committee at InterContinental Hotels Group PLC ("IHG"). Before joining IHG in 2004, Paul was an Associate Director, Corporate Finance at HSBC Holdings PLC.

Paul will join the Company on 1 December 2024 as CFO Designate as part of the transition process. Following 1 January 2025, Stuart will continue to be available to support a smooth handover to Paul, including assisting with the completion of the Company's financial statements for the year ending 31 December 2024.

Richard Solomons, Chair, said:

"We are delighted to announce the appointment of Paul as the Company's new Chief Financial Officer. After a robust selection process, we are confident that he possesses the right skills and experience needed to lead our financial operations and deliver business success. He is a seasoned financial executive with over a decade of company CFO experience, including at IHG where we worked together. Paul has a proven track record of driving profitable growth, optimising financial performance and implementing strategic initiatives.

"On behalf of the Board, I would like to thank Stuart for his contributions to Rentokil Initial over many years of committed service and to wish him a happy and healthy retirement."

Andy Ransom, Chief Executive, said:

"I would like to thank Stuart for his unwavering commitment to Rentokil Initial over the 17 years he has been with the Company. I wish him all the best and hope he has a wonderful time in his retirement.

"I am delighted that we have appointed Paul as Chief Financial Officer. He has an exceptional track record and reputation, and I am confident he will make a significant impact in this critical role. I am really looking forward to us working together, as his breadth of experience, along with the insights and guidance he will bring, will be invaluable as we continue to execute our Right Way Strategy in North America and across the rest of the Group."

Paul Edgecliffe-Johnson said:

"I am excited to join the talented team at Rentokil Initial and to contribute to the growth journey of this global leader. I look forward to leveraging my experience, while maintaining a strong focus on operational excellence, financial discipline and value creation."

Notes:

1.     Stuart Ingall-Tombs will be treated as a good leaver by reason of his retirement for the purposes of annual bonus and awards under the Deferred Bonus Plan and Performance Share Plan in accordance with the Company's Directors' Remuneration Policy and the relevant plan rules. Further details will be disclosed on the Company's website in due course in compliance with Section 430(2B) of the Companies Act 2006, and details will also be disclosed in the Directors' Remuneration Report within the Company's Annual Report and Accounts for the year ending 31 December 2024.
2.     There are no further details to be disclosed relating to Paul Edgecliffe-Johnson under Listing Rule 6.4.8.

Enquiries:

Investors / Analysts: Peter Russell, Rentokil Initial plc: + 44(0)7795166506
Media: Malcolm Padley, Rentokil Initial plc: +44(0)7788978199

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 November 2024	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary